Mail Stop 3561

January 25, 2010

<u>via U.S. mail and facsimile</u>

Aaron Suen, Chief Executive Officer
Vim Beverage, Inc.
1223 Wilshire Boulevard, #467
Santa Monica, CA 90403

RE: Vim Beverage, Inc.
      Form S-1 filed December 28, 2009
      File No.: 333-164033

Dear Mr. Suen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure.   Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement Cover Page</u>

1. Please include the IRS Employer Identification No.

Prospectus Cover Page

2. Please explain the reference to needing funding to "continue our business operations and to expand our operations as planned." We note that you have had no revenues to date and are still in the development stage. Please reconcile the disclosure.

3. Please include the date of the prospectus on the prospectus cover page, as required by Item 501(b)(9) of Regulation S-K.

Prospectus Summary, page 1

4. Please disclose the basis for your assertions in this section and in the business section or remove. For example, in the third paragraph of this section and on page 9, under "Overview," we note your references to "design and marketing elements never seen before in the beverage industry" and "pristine glacial source." In addition, explain the basis for your belief that you will be able to gather water from a "pristine glacial source located in British Columbia" when you do not have an agreement. Lastly, given the lack of an agreement to source glacier water, please add risk factor disclosure.

Risk Factors, page 4

5. Please explain the references in risk factors one and two on page 4 to "limited operations to date," as it appears you have had no operations to date. We note other references to "limited operations" or "limited operating history" throughout the prospectus. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 8

6. We note that the information in the beneficial ownership table is as of August 31, 2009. Please update such information as of a recent practicable date.

7. Please reconcile the disclosure in this section that there were 10,595,000 shares of common stock outstanding with the disclosure presented on your Balance Sheets at page 25 and the disclosure in the summary section, which indicates that there were 5,595,000 shares of common stock outstanding.

Product Description – Vim Pure, page 10

8. Please disclose the basis of the last sentence of this section and of the first two sentences under VIM DNA - GOON on this page.

9. Please clarify the disclosure throughout this section to make it clear that you have not manufactured any of your products to date. Your description of your products is not consistent. We note that you state "VIM Mighty Might is our energy water," which implies this is a completed product.

10. We note the discussion of your proposed products. Please provide a business plan that discusses the steps you need to take to implement your business, the proposed time frame for each step, the estimated costs for each step, and the impact a lack of funding would have upon your business plan.

Marketing, page 11

11. On pages 11-14, we note that you have cited sources on the internet. Please provide a more detailed description of how to access the relevant information and provide the date of such information. In addition, we note that two of the articles cited on page 13 appear to be from 2006 and 2007. Please update such information where available or explain why such information remains current. Lastly, we note other facts and figures for which you have not provided a source, in particular on page 14. Please provide the source of information.

Guerilla Marketing, page 12

12. Please provide a more detailed explanation of how you intend to market your product without funds.

13. We note numerous references throughout the business section to companies that you plan to utilize in supporting your proposed business. Given the lack of any agreements with these companies, please remove the references or provide the basis for such disclosure. This also includes references to specialty stores where you hope your products will be carried.

Design and Packaging, page 12

14. Please remove the list of clients of Gravy from page 12, as this information appears promotional at this stage of the company's development. In addition, explain reference to retaining a "world recognized design firm" for packaging or remove.

Competition, page 12

15. Please discuss your competitive position in the industry as required by Item 101(h)(iv) of Regulation S-K. For example, it appears that your competitors are much larger than you and have greater financial resources.

16. Given the lack of a product to date, please remove the reference to "a superior product." In addition, given the development stage of the company, provide the basis for the reference to a "better market strategy" or remove. Lastly, please explain the basis for your belief that you will be the first to bring to market beverages with "antioxidants, vitamins and phytonutrients." It appears that there are products on the market that contain these items.

Manufacture, page 13

17. Please explain the reference to "contacts and existing relationships in Hong Kong and China for our products to be placed in upscale grocers and department stores …."

Pricing, page 14

18. Please provide the basis for the estimates provided in this section. We direct you to Item 10(b) of Regulation S-K for the Commission's policy on projections.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

19. Please provide the cash balance as of the most recent practicable date. Also, clarify the amount needed to complete your initial phase of your business plan. In addition, clarify phase one and phase two of the business plan. Lastly, disclose how long you can rely upon your cash reserves before you will need additional funding.

20. We note the disclosure that if you are unable to raise additional funding you may be forced to abandon your business plan. Please discuss what you will do if you abandon your business plan.

Description of Capital Stock, page 20

21. The statement that "each outstanding share of common stock is duly and validly issued, fully paid and non-assessable" is a legal conclusion that the company is not able to make. Please attribute such statement to counsel and file the consent or remove.

Legal Matters, page 23

22. File as an exhibit to the registration statement counsel's consent to have its name the prospectus.

Financial Statements, page 23

23. Please update your disclosure on page 23 to indicate that the financial statements are required by Article 8 of Regulation S-X, rather than Item 310 of Regulation S-B.

24. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Item. 15 Recent Sales of Unregistered Securities, page 33

25. Please disclose the consideration of the sales of securities. See Item 701(c) of Regulation S-K.

26. Indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the prior sales of securities and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

27. We note that you have not included the 5 million shares issued to your two officers and directors. Please revise to disclose this transaction and provide the disclosure required by Item 701 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> the company is responsible for the adequacy and accuracy of the disclosure in the filings;
>
> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
>
> the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
>
> In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raquel Howard at (202) 551-3291 or David Walz at (202) 551-3358 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: William MacDonald
     Facsimile: (604) 681-4760